James F. Fulton, Jr.
T: (650) 843-5103
fultonjf@cooley.com
March 29, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman
Re: Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are electronically transmitting a conformed copy of Veraz’s Amendment No. 7 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on March 20, 2007. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 7.
Amendment No. 7 is being filed in response to your letter dated March 29, 2007 (the “Letter”) setting forth the Staff’s comments regarding the registration statement.
The text of the Staff’s comments from the Letter has been included in this letter for your convenience. We have numbered each paragraph of the Letter as a separate comment, and have addressed the Letter. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
General
1.	We note the press release issued on March 20, 2007 by Veraz’s largest shareholder, ECI Telecom, a US public company, which addresses the gains to be recognized by ECI upon completion of Veraz’s initial public offering. Please describe the factual background that prompted the issuance of the press release. In your discussion, please address whether you believe the press release constitutes a “prospectus” as that term is defined under the Securities Act. To the extent you believe the release is not a prospectus, please provide us with additional facts to support your conclusion, such as ECI’s press release policies and its historical activities relating to the regular release of factual business information. In preparing a response, you may find it helpful to consult the table contained in section II.C of SEC Release 33-8591 for a convenient discussion of the operation of our communications rules.

The Company respectively submits that ECI’s press release, dated March 20, 2007 (the “Press Release”), constitutes regularly released factual business information and not a prospectus as defined in Section 2(a)(3) of the Securities Act of 1933, as amended (the “Act”). We have been advised by ECI and its counsel that ECI’s press release policies and past practices are aligned to disseminate business information to its stockholders and the necessary information to facilitate the compliance with the Israeli disclosure requirements required of ECI and those requirements applicable to its listed shareholders. Moreover, no additional information was included in the Press Release that was not already included in the Company’s registration statement on Form S-1 filed with the SEC on March 20, 2007.

Several of ECI’s controlling shareholders are listed on the Tel Aviv Stock Exchange and subject to the reporting requirements of the Israeli Securities Law, 5728-1968. Specifically, Section 30 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, provides that (i) if a company learns of a triggering event before 9:30 a.m. on a trading day, then an immediate report must be filed no later than 1:00 p.m. on the same day and (ii) if a company learns of a triggering event at another time, then an immediate report must be filed no later than 9:30 a.m. on the next trading day. The report must state the date and time of the occurrence of the triggering event and the time the company became aware of it.

Among the triggering events is any matter or event outside the ordinary course of business of a company (in terms of its nature, scope or potential results) that has or may have a material effect on the company, or any matter or event that may materially affect the price of the company’s securities (Section 36 of the Regulations). In addition, Section 37A2 of the Regulations provides that if a company files a report regarding an event or matter that is expected to have a material effect on the company, the company is required to file an updated report with respect to any material development that occurs relating to such expected event or matter. In the past, significant shareholders subject to the Israeli reporting requirements have filed reports at various stages in the IPO process, including the filing of a preliminary prospectus containing a price range. Such a filing is considered to be a material development since it indicates that the road show is being launched, the SEC review is close to completion and the underwriters believe they can successfully market the offering. The inclusion of the price range enables a significant shareholder for the first time to evaluate the financial impact that the offering is expected to have on its own financial statements.

ECI has informed us that their prior practice has been to disclose information that will be disclosed by its controlling shareholders at or prior to the time of such disclosure. In light of the imminent disclosure by ECI’s significant shareholders in Israel, ECI determined it was required to issue its own press release. Based on the facts know to us, and the representations regarding ECI’s prior practices as it pertains to releasing business information, the Company respectfully submits that the Press Release constitutes regularly released factual business information and not a prospectus. According to the table contained in Section II.C of SEC Release 33-8519, while regularly released factual business information may be deemed an “offer” as defined in Section 2(a)(3) of the Act, it is not defined as a “prospectus” pursuant to Section 2(a)(10) of the Act and therefore, is not a prohibited pre-filing offer for purposes of Section 5(c) of the Act or Section 5(b)(1) of the Act. Here, the Press Release was disseminated as part of ECI’s press release policy and historical practice of releasing factual business information for the benefit of its stockholders. The Press Release merely states ECI’s ownership in Veraz, the number of shares it estimates selling in the offering and, based on the range included in the Company’s registration statement, its net gains from the offering.
Certain Relationships and Related Transactions, page 100
2.	We note that your audit committee charter contains the policies regarding the approval of related party transactions. Please disclose this fact in the prospectus pursuant to Item 404(b)(iv) of Regulation S-K.

The disclosure has been revised on page 104 in response to the comment.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.

Sincerely,
/s/ James F. Fulton, Jr.
James F. Fulton, Jr.